Exhibit 12.1

(In millions except for ratio of earnings to fixed charges)	Three Months Ended	Fiscal Year Ended
	April 30, 2017	January 31, 2017
Earnings:
Income before income taxes	$(123.8)	$(533.3)
Fixed charges	$17.2	$71.0

Total earnings	$(106.6)	$(462.3)

Fixed charges(*)	$17.2	$71.0

Ratio of earnings to fixed charges	—	—

(*)	Fixed charges consist of interest expense and an estimate of interest as a component of rental expense.